SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE FORMATION OF A JOINT VENTURE

The Directors announced that on 30 June 2008, the Parties entered into the Shareholders' Agreement to govern their rights and obligations in the Developer JVCO, a wholly-owned subsidiary of SPI through SFBHI immediately prior to the entering into of the Shareholders' Agreement. Pursuant to the Shareholders' Agreement, SPI shall through SFBHI procure the Developer JVCO to issue the SA Subscription Shares and the ALI Subscription Shares to SA Subsidiary and ALI respectively. Upon issue of the SA Subscription Shares and ALI Subscription Shares, the Developer JVCO will be owned by SA Subsidiary, SPI through SFBHI, and ALI in the proportions of 40%, 40% and 20% respectively. The Developer JVCO will become a joint venture company formed by SA Subsidiary, SPI through SFBHI, and ALI.

KHL is a substantial shareholder of SA, and thus a connected person of SA within the meaning of the Listing Rules. SPI and SFBHI (a wholly-owned subsidiary of SPI) are associates of KPL, and KPL is in turn a subsidiary of KHL. Hence each of SPI, SFBHI (a wholly-owned subsidiary of SPI) and the Developer JVCO (a wholly-owned subsidiary of SPI through SFBHI immediately prior to the entering into of the Shareholders' Agreement) are connected persons of SA under the Listing Rules, by virtue of each of them being an associate of KHL. The SA Subscription and the formation of joint venture among the Parties in respect of the Developer JVCO pursuant to the Shareholders' Agreement constitute connected transactions of SA under Rule 14A.13 of the Listing Rules.

Reference is made to the Previous Announcement in respect of the formation of a joint venture, the Landowning JVCO, by SA Subsidiary, SPI and ALI for the purpose of acquiring and owning the Land in the Philippines. Since each of the applicable percentage ratios for the SA Subscription and the formation of joint venture in the Developer JVCO, when aggregated with the amounts payable by SA in the subscription in the Landowning JVCO and the formation of the joint venture in the Landowning JVCO pursuant to Rule 14A.25 of the Listing Rules, is less than 2.5% but exceeds 0.1%, the SA Subscription and the formation of joint venture among the Parties in the Developer JVCO are subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

Details of the transactions contemplated under the Shareholders' Agreement will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

SHAREHOLDERS' AGREEMENT

Date: 30 June 2008

Parties: (i) SA Subsidiary, an indirect wholly-owned subsidiary of SA.

(ii) SPI, an associate of KHL, a substantial shareholder of SA.

(iii) SFBHI, a wholly-owned subsidiary of SPI.

(iv) ALI, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, one of the Directors holds an approximately 12% indirect interest in ALI.

Pursuant to the Shareholders' Agreement,

(i) SA Subsidiary has agreed to subscribe for, and SPI has agreed to procure, through SFBHI, the Developer JVCO to issue 5,000 common shares in the Developer JVCO at a consideration of P100 par value per share in cash; and

(ii) ALI has agreed to subscribe for, and SPI has agreed to procure, through SFBHI, the Developer JVCO to issue 2,500 common shares in the Developer JVCO at a consideration of P100 par value per share in cash.

Prior to the issue of the SA Subscription Shares and the ALI Subscription Shares, the Developer JVCO was a wholly-owned subsidiary of SFBHI and in turn, SPI. After issue of the SA Subscription Shares and ALI Subscription Shares, the Developer JVCO will be owned by SA Subsidiary, SPI (through SFBHI) and ALI as to 40%, 40% and 20% respectively.

INFORMATION OF THE DEVELOPER JVCO

The Developer JVCO is a limited liability company incorporated on 15 February 2008 under the laws of the Philippines with an initial authorized capital stock of P2,000,000 divided into 20,000 common shares of P100 par value per share. Prior to the entering into the Shareholders' Agreement, the Developer JVCO is a wholly-owned subsidiary of SPI through SFBHI. The principal purpose and business of the Developer JVCO shall be to enter into an unincorporated joint venture with the Landowning JVCO which owns the Land for the construction of a five-star hotel and high-end development on the Land. The Developer JVCO has not yet commenced business. The maximum funding commitment of SA's 40% interest in the Developer JVCO is approximately US$18,400,000 (whether equity, loan, financial assistance or otherwise).

MAJOR TERMS OF THE SHAREHOLDERS' AGREEMENT

Purpose and business : The purpose and the business of the Developer JVCO shall be to enter into an unincorporated joint venture with the Landowning JVCO which owns the Land for the construction of a five-star hotel and high-end development on the Land.

Share capital :	The initial authorized capital stock of the Developer JVCO is P2,000,000 divided into 20,000 common shares at P100 par value per share. Upon issue of the SA Subscription Shares and the ALI Subscription Shares, the issued capital stock will become P1,250,000 divided into 12,500 common shares at P100 par value per share.
Funding :	The Developer JVCO shall be initially financed by the contribution to the capital as aforesaid. Subsequent funding shall be determined and approved by majority of shareholders of the Developer JVCO from time to time with reference to, inter alia, the financing needs of the Developer JVCO and shall be raised as far as practicable by :- (i) shareholders' loan according to the respective shareholding proportion in the Developer JVCO of its shareholders; (ii) borrowing from banks and/or financial institutions and/or third parties as may be decided by the board of the Developer JVCO; (iii) issue of new shares or share equivalents which shall be implemented in accordance with the terms of the Shareholders' Agreement.
Board of directors :	The board of directors of the Developer JVCO shall consist of five (5) directors, of whom two (2) of which shall be nominated by each of SA Subsidiary and SPI through SFBHI and one (1) of which shall be nominated by ALI. The chairman of the board of directors of the Developer JVCO shall be nominated by SA Subsidiary and shall have a casting vote in case of equality of votes.
Dividend :	Dividends shall be declared and paid out of the unrestricted retained earnings which shall be payable in cash, property or stock to all shareholders of the Developer JVCO on the basis of outstanding stock held by them.

REASONS FOR THE TRANSACTIONS

The purpose of the Shareholders' Agreement is to enable the Parties to form a joint venture to develop the Land into a mixed-use development which is currently intended to comprise a five-star hotel and high-end development. With the combined experience, standing and expertise of the Parties in hotel-related and residential projects, the development of the Land is expected to enhance shareholders' value and provide recurring income for the Group.

INFORMATION ABOUT SA SUBSIDIARY, SA, SPI AND ALI

The principal activity of SA Subsidiary is investment holding. The principal activities of the Group are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The principal activity of each of SPI and ALI is real estate holding.

The principal activity of SFBHI is investment holding.

IMPLICATIONS UNDER THE LISTING RULES

KHL is a substantial shareholder of SA, and thus a connected person of SA within the meaning of the Listing Rules. SPI and SFBHI (a wholly-owned subsidiary of SPI) are associates of KPL, and KPL is in turn a subsidiary of KHL. Hence each of SPI, SFBHI (a wholly-owned subsidiary of SPI) and the Developer JVCO (a wholly-owned subsidiary of SPI through SFBHI immediately prior to the entering into of the Shareholders' Agreement) are connected persons of SA under the Listing Rules, by virtue of each of them being an associate of KHL. The SA Subscription, and the formation of joint venture among the Parties in respect of the Developer JVCO pursuant to the Shareholders' Agreement constitute connected transactions of SA under Rule 14A.13 of the Listing Rules.

Reference is made to the Previous Announcement in respect of the formation of a joint venture, the Landowning JVCO, by SA Subsidiary, SPI and ALI for the purpose of acquiring and owning the Land in the Philippines. Since each of the applicable percentage ratios for the SA Subscription and the formation of joint venture in the Developer JVCO, when aggregated with the amounts payable by SA in the subscription in the Landowning JVCO and the formation of the joint venture in the Landowning JVCO pursuant to Rule 14A.25 of the Listing Rules, is less than 2.5% but exceeds 0.1%, the SA Subscription and the formation of joint venture among the Parties in the Developer JVCO are subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

Details of the transaction contemplated under the Shareholders' Agreement will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

The Directors, including the independent non-executive Directors, believe that the terms of the Shareholders' Agreement are on normal commercial terms, which are arrived at after arm's length negotiations between the Parties and are fair and reasonable, and in the interests of SA and its shareholders as a whole.

DEFINITIONS

"ALI"	Alphaland Corporation, a company incorporated under the laws of the Republic of the Philippines;
"ALI Subscription Shares"	2,500 common shares at P100.00 par value per share of the Developer JVCO;
"associate"	has the meaning ascribed to it in the Listing Rules;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Developer JVCO"	Fort Bonifacio Shangri-La Hotel, Inc., a company incorporated on 15 February 2008 under the laws of the Philippines;
"Directors"	directors of SA;
"Group"	SA and its subsidiaries;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;

"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong and a substantial shareholder of SA under the Listing Rules;
"KPL"	Kerry Properties Limited, an exempt company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Land"	A parcel of land within the development known as the Bonifacio Global City in Taguig, Metro Manila, the Philippines;
"Landowning JVCO"	Shang Global City Properties, Inc., a company incorporated on 13 December 2007 under the laws of the Philippines;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"P"	Peso, the lawful currency in the Philippines;
"Parties"	collectively, SA Subsidiary, SPI and ALI and the expression "Party" shall mean any one of them;
"Previous Announcement"	the announcement of SA dated 14 May 2008 in relation to the formation of the Landowning JVCO;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"SA Subscription"	the subscription of the SA Subscription Shares by SA Subsidiary pursuant to the terms of the Shareholders' Agreement;
"SA Subscription Shares"	5,000 common shares at P100.00 par value per share of the Developer JVCO;
"SA Subsidiary"	Oceans Growth Limited, a company incorporated under the laws of British Virgin Islands and a wholly-owned subsidiary of SA;
"SFBHI"	Shang Fort Bonifacio Holdings, Inc., a company incorporated under the laws of the Philippines, a wholly-owned subsidiary of SPI;
"SGX"	Singapore Exchange Securities Trading Limited;
"Shareholders' Agreement"	the Shareholders' Agreement dated 30 June 2008 entered into by the Parties relating to the Developer JVCO;
"SPI"	Shang Properties, Inc., a corporation incorporated under the laws of Philippines;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"US$"	United States Dollars, the lawful currency of the United States of America; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 4 July 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END